Total # of Pages: 19
Total # of Exhibits: 2
Exhibit Index: p. 2

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03033808

Report of Foreign Private Issuer

SEP 25 2003

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE 9-1-03

For the month of September 2003 (Second Filing)

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of September 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated September 1, 2003, relating to the listing of 4,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated September 2, 2003 relating to the listing of 4,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 4,000 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated July 30, 2003, relating to the listing of 8,800,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated July 31, 2003 relating to the listing of 8,800,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 8,800,000 ordinary shares.	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: ______________________
David J. Haddon
Group Company Secretary

Dated: September 24, 2003

Exhibit 1



5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 83291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

September 1, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 4 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 4 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
4 000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	53 566 957	shares of 1(one) cent each:	R535 669
Unissued:	21 432 719	shares of 1(one) cent each:	R214 327

2 / ....

RGE\SOS\030901-4000 GH

6

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
1 September 2003

5. The company's issued ordinary share capital after the issue of the 4 000 ordinary shares, which are the subject of this application, will be:

   53 570 957 ordinary shares of 1 (one) cent each: R535 709

   The unissued ordinary share capital will decrease to:

   21 428 719 ordinary shares of 1 (one) cent each: R214 287

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 3 September 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 1 September 2003.

______________ ~~DIRECTOR~~/ LEGAL MANAGER

______________ COMPANY SECRETARY

______________ SPONSOR

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12/09/2003 15:02 NO.277 P04

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

D J HADDON
Group Company Secretary

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12/09/2003 15:02 NO.277 D05

8



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

02 September 2003
REF: NM/tmtvo/9494

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 1 September 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 3 September 2003 in respect of 4 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R535 709-57 divided into 53 570 957 ordinary shares of 1 cents each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

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12/09/2003 15:02 NO.277 P06

9

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 3 SEPTEMBER 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 SEPT 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				53 566 957	ORDS	0-01	535 669-57
Total		Total	R	Total 53 566 957		Total	R 535 669·57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 535 669·57

Stated capital R -

Premium account R 565 858 616·52

Total issued capital R 566 394 286·09

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				4 000	ORDS	0-01	12-49	50 000
Total		Total	R	Total 4000			Total	R 50 000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
G HENRY	P.O. BOX 82291	4000	PAR VALUE
	SOUTHDALE 2135		ORDINARY

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7. Issued capital at date of this return:

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
					53566957	ORDS	0-01	—	*	535669-57
					4000	ORD'S	0-01	12-49	**	40
Total			Total	R	Total 53570957				Total R ***	535709-57

* R 565 858 616-52
** 49 960-00
*** 565 908 576-52

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 535709-57

State capital R —

Premium account see analysis below R 565907725-52

Total issued capital R 566443435-09

Certified correct.

Date 12 September 2003 Signature [signature]
Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening balance		565 858 616-52
Premium on Allotment	49 960	
Less		
Loan Duty	(726-00)	
Allotment Duty	(125-00)	49 109-00
		565 907 725-52

12

Exhibit 2

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13/08/2003 11:13 NO.175 D02

13

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-3396
www.randgold.co.za

July 30, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 8 800 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 8 800 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
8 800 000	R29.50

The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1.	The full name of the company is:	Randgold & Exploration Company Limited
2.	The registered office is:	5 Press Avenue Selby Johannesburg, 2092
3.	The transfer secretaries are:	Computershare Services Limited 70 Marshall Street 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 766 957	shares of 1(one) cent each:	R447 669
Unissued:	30 232 719	shares of 1(one) cent each:	R302 327

2 / ....

RGE\SOS\030730~8800000Equitant

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
30 July 2003

5. The company's issued ordinary share capital after the issue of the 8 800 000 ordinary shares, which are the subject of this application, will be:

   53 566 957 ordinary shares of 1 (one) cent each: R535 669

   The unissued ordinary share capital will decrease to:

   21 432 719 ordinary shares of 1 (one) cent each: R214 327

6. The company has issued the shares in accordance with an announcement published on Monday, 28 July 2003.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 24 July 2003, a copy of which is attached.

9. The new shares will be allocated and issued on 1 August 2003.

10. The listing fee of R98,351.22 is attached hereto.

SIGNED at JOHANNESBURG on 30 July 2003

[signature] DIRECTOR/ ~~LEGAL MANAGER~~

David Hadden COMPANY SECRETARY

_______________ SPONSOR

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15

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

EXTRACT OF A MEETING OF THE BOARD OF DIRECTORS PASSED AT JOHANNESBURG ON 24 JULY 2003

5. RANDGOLD EMPOWERMENT STRATEGY

...A draft announcement was discussed at the board meeting in order that the company could comply with the requirements of the JSE Securities Exchange SA.

RESOLVED THAT

2. Any two directors or any one director and the company secretary, be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to Phikoloso Mining (Proprietary) Limited, or its duly appointed nominee, and to make application to the JSE Securities Exchange South Africa and the Nasdaq National Market for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution;

Certified a true copy

D J HADDON
Group Company Secretary

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13/08/2003 11:13 NO.175 P05

16



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 July 2003
REF: TM/jvdm/9289

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 30 July 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 1 August 2003 in respect of 8 800 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R535 669-57 divided into 53 566 957 ordinary shares of 1 cent each.

Thank you for payment of R98 351-22 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 1 AUGUST 2003

2. Authorised capital of company:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			75 000 000	ORD S	0-01	750 000
Total		Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

	No par value		Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
Total		Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 AUGUST 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 766 957	ORDS		447669-57
Total		Total	R	Total 44766957		Total	R447669·57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 447-669-57

Stated capital ____ R —

Premium account ____ R 307 066 967-70

Total issued capital ____ R 307 514 637-31

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				8 800 000	ORDS	0-01	29·49	259,600,000
Total		Total	R	Total 8 800 000			Total	R 259,600,000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
EQUITANT TRADING (PTY) LTD	P.O. BOX 6257, CRESTA 2118	8,800,000	PAR VALUE ORDINARY

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7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 766 957	ORDS	0-01	—	*	447669-57
				8 800 000	ORDS	0-01	29-49	**	88 000
Total		Total	R	Total 53 566 957			Total	R ***	535 669-57

*307 066 967·74
**259 512 000·00
***566 578 967-74

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 535 669-57

State capital R —

Premium account (See analysis below) R 565 858 616-52

Total issued capital R 566 394 286-09

Certified correct.

Date 12 August 2003 Signature David [illegible]
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		307 066 967-74
Rectification for error on CM15 dated 1 April 2003		27 000-00
Premium on Allotment	259 512 000-00	
Less		
Issue Duty	(98,351.22)	
Allotment Duty	(649,000-00)	258 764 648-78
		565 858 616-52